FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Eitel, Charles R.	2. Issuer Name and Ticker or Trading Symbol Duke Realty Corporation (DRE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 860 N. Island Drive, NW	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/2/03
(Street) Atlanta,, GA 30327		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								2,760	I	By Trust(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options-Right to Buy(2)	$14.4928							8/23/94	8/23/04	Common Stock	4,968		4,968	D
Employee Stock Options-Right to Buy (2)	$18.2065							12/31/95	12/31/05	Common Stock	4,140		4,140	D
Employee Stock Options-Right to Buy (2)	$24.0942							12/31/96	12/31/06	Common Stock	4,140		4,140	D
Employee Stock Options-Right to Buy (2)	$23.1884							12/31/97	12/31/07	Common Stock	4,140		4,140	D
Employee Stock Options-Right to Buy(2)	$20.4257							12/31/98	12/31/08	Common Stock	6,900		6,900	D
Employee Stock Options-Right to Buy(3)	$20.0000	12/17/02		G	V		2,500(7)	1/25/01	1/25/10	Common Stock	2,500		0	D
Employee Stock Options-Right to Buy(3)	$20.0000	12/17/02		G	V	2,500(7)		1/25/01	1/25/10	Common Stock	2,500		2,500	I	By Trust(1)
Employee Stock Options-Right to Buy(4)	$24.9800	12/17/02		G	V		2,500(7)	1/31/02	1/31/11	Common Stock	2,500		0	D
Employee Stock Options-Right to Buy(4)	$24.9800	12/17/02		G	V	2,500(7)		1/31/02	1/31/11	Common Stock	2,500		2,500	I	By Trust(1)
Employee Stock Options-Right to Buy(5)	$23.3500	12/17/02		G	V		2,500(7)	1/30/03	1/30/12	Common Stock	2,500		0	D
Employee Stock Options-Right to Buy(5)	$23.3500	12/17/02		G	V	2,500(7)		1/30/03	1/30/12	Common Stock	2,500		2,500	I	By Trust(1)
Phantom Stock Units(6)	1 for 1	(6)		A		379		(6)	None	Common Stock	379		4,733	D

Explanation of Responses:

(1) Securities held by the Charles Roy Eitel Revocable Trust in which the reporting person is the trustee and grantor.
(2) The Stock Options were fully vested on the grant date.
(3) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/25/05.
(4) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/31/06.
(5) The Stock Options vest annually at a rate of 20% per year and will be fully vested on 1/30/07.
(6) The phantom stock units are accrued under the Director's Deferred Compensation Plan of Duke Realty Corporation. The units are to be settled in cash and stock upon the Reporting Person's termination as a director of the Issuer. Between October 2, 2002 and January 2, 2003, the Reporting Person received 379 phantom stock units.
(7) Derivative Securities transferred by the Reporting Person to the Charles Roy Eitel Revocable Trust.

By: /s/ James R. Windmiller Charles R. Eitel by James R. Windmiller per POA prev. filed **Signature of Reporting Person	January 2, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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